UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                                 Amendment No.2




                       HealthCare Integrated Services, Inc.
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                                (Name of Issuer)



                          Common Stock, $0.01 par value
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                         (Title of Class of Securities)


                                    421939307
                  --------------------------------------------
                                 (CUSIP Number)




                               December 31, 2002
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             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)

[_] Rule 13d-1(c)

[_] Rule 13d-1(d)



                                Page 1 of 6 pages

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  CUSIP No. 421939307                   13G
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 1.   Name of Reporting Person
      I.R.S. Identification No. of above Person

           Spear, Leeds & Kellogg, L.P.

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 2.   Check the Appropriate Box if a Member of a Group
                                                                (a) [_]
                                                                (b) [_]

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 3.   SEC Use Only



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 4.   Citizenship or Place of Organization

           New York

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                     5.   Sole Voting Power

     Number of                 0

      Shares        ----------------------------------------------------------
                     6.   Shared Voting Power
   Beneficially
                               0
     Owned by
                    ----------------------------------------------------------
       Each          7.   Sole Dispositive Power

    Reporting                  0

      Person        ----------------------------------------------------------
                     8.   Shared Dispositive Power
       With:
                               0

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 9.   Aggregate Amount Beneficially Owned by Each Reporting Person

           0

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10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares

                                                                    [_]

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11.   Percent of Class Represented by Amount in Row (9)

           0.0%

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12.   Type of Reporting Person

           BD

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                                Page 2 of 6 pages

Item 4.            Ownership.

          (a).     Amount beneficially owned:
                   See the response(s) to Item  9 on the attached cover page(s).

          (b).     Percent of Class:
                   See the response(s) to Item 11 on the attached cover page(s).

          (c).     Number of shares as to which such person has:

                   (i). Sole power to vote or to direct the vote: See the response(s) to Item 5 on the attached cover page(s).

                   (ii). Shared power to vote or to direct the vote: See the response(s) to Item 6 on the attached cover page(s).

                   (iii). Sole power to dispose or to direct the disposition of: See the response(s) to Item 7 on the attached cover page(s).

                   (iv). Shared power to dispose or to direct the disposition of: See the response(s) to Item 8 on the attached cover page(s).


Item 5. Ownership of Five Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following [X].


Item 10.           Certification.
                   By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                                Page 3 of 6 pages

                                    SIGNATURE


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 13, 2003


                                SPEAR, LEEDS & KELLOGG, L.P.


                                By:  /s/ Roger S. Begelman
                                     --------------------------------------
                                Name:    Roger S. Begelman
                                Title:   Attorney-in-fact



                                Page 4 of 6 pages

                                INDEX TO EXHIBITS



Exhibit No.   Exhibit
-----------   -------

99.1 Power of Attorney, dated April 15, 2002, relating to Spear, Leeds & Kellogg, L.P.



                                Page 5 of 6 pages

                                                                  Exhibit (99.1)



                                POWER OF ATTORNEY



     KNOW ALL PERSONS BY THESE PRESENTS that SPEAR, LEEDS & KELLOGG, L.P. (the "Company") does hereby make, constitute and appoint each of Hans L. Reich, Roger
S. Begelman and Edward T. Joel, acting individually, its true and lawful attorney, to execute and deliver in its name and on its behalf whether the Company is acting individually or as representative of others, any and all filings required to be made by the Company under the Securities Exchange Act of 1934, (as amended, the "Act"), with respect to securities which may be deemed to be beneficially owned by the Company under the Act, giving and granting unto each said attorney-in-fact power and authority to act in the premises as fully and to all intents and purposes as the Company might or could do if personally present by one of its authorized signatories, hereby ratifying and confirming all that said attorney-in-fact shall lawfully do or cause to be done by virtue hereof.

     THIS POWER OF ATTORNEY shall remain in full force and effect until either revoked in writing by the undersigned or until such time as the person or persons to whom power of attorney has been hereby granted cease(s) to be an employee of The Goldman Sachs Group, Inc. or one of its affiliates.

     IN WITNESS WHEREOF, the undersigned has duly subscribed these presents as of April 15th, 2002.



SPEAR, LEEDS & KELLOGG, L.P.

By: SLK LLC, its sole general partner


By: /s/ Steven A. Wolf
----------------------------
Name:   Steven A. Wolf
Title:  Vice President and Secretary



                                Page 6 of 6 pages